EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months ended September 30,		Years Ended June 30,
	2010*	2009	2010	2009	2008
Earnings:
Income (loss) before income taxes and noncontrolling interests	$9,501,528	$6,178,031	$25,084,274	$16,795,970	$8,471,001
Fixed charges (see below)	$176,675	$61,309	$112,475	$632,446	$933,053
Interest capitalized
Total earnings for computation of ratio	$9,678,203	$6,239,340	$25,196,749	$17,428,416	$9,404,054

Fixed charges:
Interest expense	$176,675	$61,309	$112,475	$632,446	$933,053
Interest capitalized	-	-	-	-	-
Finance charges from early retirement benefits cost	-	-	-	-	-
Bills discounting charges	-	-	-	-	-
Estimated interest portion of rental expense	-	-	-	-	-
Total fixed charges	$176,675	$61,309	$112,475	$632,446	$933,053

Earnings to fixed charges	54.8	101.8	224.0	27.6	10.1

* The Company’s fiscal year-end is June 30.